UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 10, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On April 10, 2023 the Company Release the following Press Release:

Music Licensing, Inc. (OTC:SONG) Announces Groundbreaking Research and Plans to Develop Proprietary AI Music Technology

Naples, Florida, April 10, 2023 – Music Licensing, Inc. (OTC:SONG) is excited to share its latest findings on artificial intelligence (AI) applications in the music industry. After an extensive review of OpenAI documentation and numerous university papers, our Chief Technology Officer, Rodrigo Di Federico, has identified significant opportunities for innovation in the field of AI-generated music.

While current AI systems like OpenAI's ChatGPT have shown promise in various applications, experienced musicians often find it challenging to extract valuable melody, rhythm, and other musical elements from these models. Recognizing the potential of AI in revolutionizing the music industry, Music Licensing, Inc. (OTC:SONG) aims to develop a proprietary AI music system that addresses these limitations.

By building upon the foundational technology provided by OpenAI's ChatGPT, Music Licensing, Inc. (OTC:SONG) will create custom AI models designed specifically for generating high-quality, coherent, and meaningful music compositions. These AI-generated songs will help empower musicians and pave the way for a new era of creativity.

Developing proprietary AI models also offers Music Licensing, Inc. (OTC:SONG) a unique advantage in the market. By creating innovative, original code, the company will be able to secure and protect the underlying intellectual property, further strengthening its position in the rapidly growing AI music industry.

This development aligns with Music Licensing, Inc. (OTC:SONG)'s mission to revolutionize the music industry by harnessing cutting-edge technologies and fostering a spirit of innovation. The company is committed to pushing the boundaries of AI-generated music and providing musicians with groundbreaking tools to inspire their creativity.

About Pro Music Rights, Inc. (ProMusicRights.com)

Pro Music Rights is the 5th public performance rights organization (PRO) to be formed in the United States. Its licensees include notable companies such as TikTok, iHeart Media, Triller, Napster, 7Digital, Vevo, and many others. Pro Music Rights holds an estimated market share of 7.4% in the United States, representing over 2,500,000 works that feature notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBaggYo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Young Dolph, Trinidad James, Fall Out Boy, and countless others, as well as Artificial Intelligence (A.I.) Created Music.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Contact: investors@ProMusicRights.com

SOURCE: Music Licensing, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	April 10, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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